# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TELA Bio, Inc., CIK 0001561921
CUSIP: 872381108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 06/09/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001746777
Persons authorized to receive notices and communications: R. Scott Barry, 21 Waterway Avenue, Suite 150, The Woodlands, Texas (TX), 77380, 281-364-1555

## Reporting persons
- EW HEALTHCARE PARTNERS FUND 2, L.P. (CIK 0001746777): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,031,617; shared voting power 0; sole dispositive power 3,031,617; shared dispositive power 0; aggregate amount beneficially owned 3,031,617 (6.77% of the class)
- EW HEALTHCARE PARTNERS FUND 2-A, L.P. (CIK 0001746779): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,683,092; shared voting power 0; sole dispositive power 4,683,092; shared dispositive power 0; aggregate amount beneficially owned 4,683,092 (10.46% of the class)
- EW Healthcare Partners Fund 2-GP, L.P. (CIK 0001793943): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,714,709; shared voting power 0; sole dispositive power 7,714,709; shared dispositive power 0; aggregate amount beneficially owned 7,714,709 (17.23% of the class)
- EW Healthcare Partners Fund 2-UGP, LLC (CIK 0001793948): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,714,709; shared voting power 0; sole dispositive power 7,714,709; shared dispositive power 0; aggregate amount beneficially owned 7,714,709 (17.23% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TELA Bio, Inc.
Address of issuer's principal executive offices: 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania (PA), 19355

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by EW Healthcare Partners Fund 2, L.P., a Delaware limited partnership ("EWHP2"), EW Healthcare Partners Fund 2-A, L.P., a Delaware limited partnership ("EWHP2-A"), EW Healthcare Partners Fund 2-GP, L.P., a Delaware limited partnership ("EWHP2 GP"), and EW Healthcare Partners Fund 2-UGP, LLC, a Delaware limited liability company ("EWHP2 General Partner" and collectively with EWHP2, EWHP2-A and EWHP2 GP, the "Reporting Persons"), and relates to shares of common stock, par value $0.001 per share ("Common Stock"), of TELA Bio, Inc. (the "Issuer"). The managers of the Reporting Persons are R. Scott Barry, an individual, Martin P. Sutter, an individual, Ronald Eastman, an individual and Petri Vainio, an individual (collectively, the "Managers"). The Managers may exercise voting and investment control over the shares of Common Stock only by majority action of the Managers. Each individual Manager disclaims beneficial ownership over the shares of Common Stock except to the extent of his respective pecuniary interest therein.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 21 Waterway Avenue, Suite 150, The Woodlands, Texas 77380.
Present principal occupation or employment: The principal business of each of EWHP2 and EWHP2-A is growth capital investments. The principal business of EWHP2 GP is to act as the general partner of EWHP2 and EWHP2-A. The principal business of EWHP2 General Partner is to act as the general partner of EWHP2 GP.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of EWHP2, EWHP2-A, and EWHP2 GP is a Delaware limited partnership. EWHP2 General Partner is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used to purchase the securities reported herein came from the working capital of EWHP and EWHP-A.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure set forth in Item 6 below is hereby incorporated by reference in this Item 4.

This Schedule 13D reports that, on June 9, 2026, an operating partner affiliated with the Reporting Persons was appointed to the Board of Directors of the Issuer.

Except as described above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 44,766,146 shares of Common Stock outstanding as of May 5, 2026, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Refer to Item 5.(a) above.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth in Item 4 above is hereby incorporated by reference in this Item 6.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement, dated June 9, 2026

## Signatures
- EW HEALTHCARE PARTNERS FUND 2, L.P.: /s/ R. Scott Barry, EW Healthcare Partners Fund 2-GP, L.P., its General Partner, EW Healthcare Partners Fund 2-UGP, LLC, its General Partner, R. Scott Barry, Manager (06/09/2026)
- EW HEALTHCARE PARTNERS FUND 2-A, L.P.: /s/ R. Scott Barry, EW Healthcare Partners Fund 2-GP, L.P., its General Partner, EW Healthcare Partners Fund 2-UGP, LLC, its General Partner, R. Scott Barry, Manager (06/09/2026)
- EW Healthcare Partners Fund 2-GP, L.P.: /s/ R. Scott Barry, EW Healthcare Partners Fund 2-UGP, LLC, its General Partner, R. Scott Barry, Manager (06/09/2026)
- EW Healthcare Partners Fund 2-UGP, LLC: /s/ R. Scott Barry, R. Scott Barry, Manager (06/09/2026)